Tigo Energy, Inc.

655 Campbell Technology Parkway, Suite 150

Campbell, CA 95008

September 13, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jenny O’Shanick

Re:	Tigo Energy, Inc.
Registration Statement on Form S-3 (File No. 333-282013)

Ladies and Gentleman:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Tigo Energy, Inc. (the “Company”) respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective by 4:00 p.m. Eastern Standard Time on September 17, 2024, or as soon thereafter as practicable.

Should you have any questions regarding this letter, please do not hesitate to contact Joel Rubinstein at (212) 819-7642 or Laura Katherine Mann at (713) 496-9695 of White & Case LLP, counsel to the Company.

[Signature Page Follows]

Very truly yours,

TIGO ENERGY, INC

By:	/s/ Bill Roeschlein
Name:	Bill Roeschlein
Title:	Chief Financial Officer

cc:	Zvi Alon, Tigo Energy, Inc.
Joel Rubinstein, White & Case LLP
Laura Katherine Mann, White & Case LLP